Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2006                  Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F __x__ Form 40-F ___


                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ____  No __X__


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-   .)

     Natuzzi S.P.A. Third Quarter 2006 Financial Results and Conference Call



    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 8, 2006-Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company") will release THIRD
QUARTER 2006 FINANCIAL RESULTS on Wednesday November 15, 2006 at 4:00 p.m. New York time (9:00 p.m. London time - 10:00 p.m. Italian time).

    Ernesto Greco, Chief Executive Officer, Filippo Simonetti, Chief Financial Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time
- 4:00 p.m. Italian time) on Thursday November 16, 2006.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 125 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 152 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.



    CONTACT: Investor Relations Dept.
             Tel.: +39 080 8820 812
             investor_relations@natuzzi.com
             Corporate Press Office
             Tel.: +39 080 8820 124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NATUZZI S.p.A.
                                              (Registrant)


Date:  November 8th, 2006                     By: /s/ GIUSEPPE DESANTIS
                                              -------------------------------
                                                      Giuseppe Desantis